Attachment #3 for Sub-item 77K May 29, 2002 Securities and Exchange Commission 450 Fifth Street, N.W. Washington, DC 20549 Dear Sirs: We have read and agree with the comments contained in Sub-Item 77k of Form N-SAR of the John Hancock U.S. Government Cash Reserve of John Hancock Current Interest Trust. We have no basis to agree or disagree with other statements of the registrant contained therein. Very truly yours, Ernst & Young LLP